SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 14, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53 D-81541 Munich Federal Republic of Germany Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K contains a quarterly report of Infineon Technologies AG for the Company's second quarter results for the 2003 financial year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT

FOR THE THREE AND SIX MONTH PERIOD ENDED

MARCH 31, 2003

i

OVERVIEW OF FINANCIAL RESULTS

Second Quarter and 1st Half Year of Fiscal Year 2003

•                  Second quarter revenues were Euro 1.48 billion, an increase of 3 % sequentially and 13 % year-on-year. This increase was mainly driven by increased sales for memory products, a strong performance in the automotive & industrial segment, and strong year-on-year improvement in secure mobile solutions.

•                  Continued gain of market share in key segments despite ongoing difficult market environment.

•                  Quarterly net loss of Euro 328 million; quarterly EBIT loss of Euro 223 million was primarily attributable to disappointing results in the memory products segment, resulting from significant reduction in DRAM selling prices.

•                  Continued solid cash position and significantly improved cash flow from operations.

Infineon Technologies ended the second quarter of fiscal year 2003 on March 31, 2003, with revenues from continuing operations of Euro 1.48 billion, an increase of 3 % sequentially and 13 % year-on-year.  The net loss in the second quarter amounted to Euro 328 million compared to a net loss of Euro 40 million in the previous quarter and Euro 108 million in the second quarter of last fiscal year. Basic and diluted loss per share from continuing operations for the second quarter of fiscal year 2003 was Euro 0.45, compared to a loss per share from continuing operations of Euro 0.06 in the previous quarter and Euro 0.16 year-on-year. However, significantly increased productivity could not compensate for the dramatic price decline for memory products. The quarterly net loss reflects the strong price decline for DDR memory chips as well as continued pricing pressure in most segments. The second quarter tax provision includes the impact of providing for a valuation allowance in tax jurisdictions which have incurred cumulative losses over the preceding three year period.

We generated revenue growth and produced further market share gains (based upon industry data published by Semiconductor Industry Association) in a continued difficult market environment, which was mainly driven by increased sales for memory products and the performance of the automotive & industrial segment.

Revenues outside Europe constituted 56 % of total revenues, up from 55 % in the previous quarter, reflecting our increased sales in Asia, including Japan.  As of March 31, 2003, we had approximately 31,200 employees worldwide, including about 5,500 engaged in research and development.

Pursuant to an agreement reached with Osram GmbH, the Company transferred all its opto-electronic activities to Osram as of March 31, 2003. Accordingly, the results of the opto-electronics business (previously in the other operating segment) are reflected as a discontinued operation, and the operating results (e.g. sales, cost of sales and operating expenses) through March 31, 2003 have been reclassified to ensure comparability with the results of our continuing operations.

Segment revenue developments during the second quarter of the 2003 financial year as compared to the previous quarter of the second quarter of the 2002 financial year were as follows:

•                  The Automotive & Industrial group’s second quarter revenues were Euro 354 million, an increase of 6 % sequentially and of 18 % year-on-year. The increase resulted mainly from higher sales volumes in automotive power as well as power management & supply products.

•                  Wireline Communications revenues improved to Euro 112 million in the second quarter, an increase of 6 % from the previous quarter, and 17 % year-on-year. The sequential revenue increase was principally due to higher sales in the Asian markets of Ethernet over VDSL access technology and next generation ADSL technology for central office applications. This reflects the successful alignment of our portfolio of leading edge broadband access products to current market needs.

•                  Secure Mobile Solutions’ second quarter revenues were Euro 376 million, a reduction of 9 % from the previous quarter, but an increase of 27 % compared to the second quarter of last year. The sequential quarterly revenue decline reflects an anticipated seasonal weakening of demand for mobile phones following the Christmas season.

•                  The Memory Products segment’s second quarter revenues were Euro 609 million, an increase of 12 % sequentially and 4 % year-on-year, based on increased volumes, offsetting sharply lower prices. Also included in memory products revenues in 2003 was Euro 60 million of previously deferred licensing revenue related to the ProMOS joint venture, which was recognized as a result of the extinguishment of ProMOS indebtedness subject to our guarantee. From the beginning of January the spot market price for our major volume product, 256M DDR, declined by approximately 50 % from $ 6 to slightly below $ 3 by the end of February. The price appreciated moderately in March to slightly above $ 3 at the end of the second quarter, according to DRAM Exchange.

•                  Revenues in the other operating segment were Euro 26 million, a decline of 30 % sequentially, but an increase of 13 % year-on-year.

Expenditures for Research and Development in the second quarter totaled Euro 254 million, or 17 % of sales, a moderate reduction from Euro 265 million sequentially. SG&A expenses totaled Euro 164 million or 11 % of total revenues, declining from Euro 172 million or 12 % of total revenues in the previous quarter. The decrease in these expenditures was mainly due to our ongoing cost reduction measures.

Other operating income (loss) for the six month period ending March 31 declined from Euro 42 million in 2002 to negative Euro 7 million. This decline is attributable to the gains recognized in 2002 relating to the sale of the gallium arsenide and infrared component businesses. Equity in (losses) earnings of associated companies improved from a loss of Euro 45 million to earnings of Euro 25 million for the six month periods ended March 31, 2002 and 2003, respectively. This variance is primarily related to improved operating results at the ProMOS joint venture. Other expense net, for the March 31 six month period declined from Euro 70 million in 2002 to Euro 7 million in 2003, due principally to reduced foreign currency contract losses.

Quarterly EBIT (earnings from continuing operations before interest, minority interest and taxes) amounted to a loss of Euro 223 million, compared to a loss of Euro 31 million in the previous quarter, and to a loss of Euro 176 million in the second quarter of the last fiscal year, principally attributable to declining results in the memory products segment.

Results for First Half of Fiscal Year 2003

Total revenues from continuing operations for the first half of fiscal year 2003 were Euro 2.93 billion, an increase of 28 % from Euro 2.28 billion in the same period last year. Net loss amounted to Euro 368 million, compared to a net loss of Euro 439 million year-on-year. The first half of fiscal year 2003 tax expense includes the impact of providing a valuation allowance in tax jurisdictions which have incurred cumulative losses over the preceding three year period. EBIT for the first half of this fiscal year was a loss of Euro 254 million, a significant improvement from an EBIT loss of Euro 735 million in the first half of the last fiscal year.

Liquidity

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash amounted to Euro 1.5 billion at March 31, 2003, compared to Euro 2.0 billion at September 30, 2002. The decrease in gross cash was mainly due to investing activities, principally capital expenditures, exceeding cash flow from operations during the six month period.  Free cash flow, representing cash from operating and investing activities excluding purchases or sales of marketable securities, significantly improved to negative Euro 452 million, compared to negative Euro 634 million, which is an improvement of Euro 182 million during the six month period ended March 31, 2003. This improvement, despite higher capital expenditures, mainly stems from higher operating cash flow.

Outlook for the second half of fiscal year 2003

The current tough global economic environment and the international uncertainties do not allow for any significant market visibility. Over the last three months, we have seen a further positive development of demand in most of our segments, although price pressure remains intense in all segments. Looking forward, we expect a further positive development of demand in most of our segments. To compensate for the ongoing pricing pressure, we will continue to focus on improving productivity, further reducing costs and implementing our restructuring programs, as well as our

Agenda 5-to-1. As announced in April 2003, we anticipate further reducing our workforce by up to 900 employees.

For our Secure Mobile Solutions segment, we expect a further moderate increase of demand for GSM/GPRS mobile handsets, which is likely to have a positive effect on the demand for Bluetooth products as well. We also expect an ongoing difficult market environment with continued strong pricing pressure for silicon discretes.

Industry analysts are predicting a 5 % reduction of capital expenditures in the global wireline telecom infrastructure market in 2003, but with regional differences, including moderate growth in Europe. We expect continuing pricing pressure in our fiber optics business, but improved demand for broadband access technology (ADSL, VDSL), particularly in Asia and Japan.

In the automotive electronics and automotive semiconductor markets, we expect the pricing pressure to continue. However, the company anticipates that further productivity increases combined with its strong portfolio for automotive power and power management and supply products should lead to additional market share gains.

At the beginning of the current third quarter, we have seen strong demand from OEMs for memory products and a slightly improved pricing environment. However, near-term visibility for the DRAM market remains poor. A positive development of demand and a sustained improvement in prices are still dependent upon an acceleration of the corporate IT equipment replacement cycle, increased infrastructure investments, and higher Megabit per box sales.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
for the three months ended March 31, 2002 and 2003
(in millions, except for per share data)

	March 31, 2002	March 31, 2003	(Note 1) March 31, 2003
	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties	1.120	1.211	1.320
Related parties	192	273	298
Total net sales	1.312	1.484	1.618

Cost of goods sold	1.013	1.283	1.399
Gross profit	299	201	219

Research and development expenses	264	254	276
Selling, general and administrative expenses	165	164	179
Restructuring (recovery) charges	(5)	10	11
Other operating (income), net	(9)	—	—

Operating loss	(116)	(227)	(247)

Interest expense, net	(6)	(11)	(12)
Equity in (losses) earnings of associated companies	(13)	7	7
Other expense, net	(47)	(3)	(3)
Minority interests	3	2	2

Loss from continuing operations before income taxes	(179)	(232)	(253)

Income tax benefit (expense)	72	(96)	(105)

Net loss from discontinued operation	(1)	—	—

Net loss	(108)	(328)	(358)

Loss per share - basic and diluted - continuing operations	(0.16)	(0.45)	(0.49)

Loss per share - basic and diluted - discontinued operation	—	—	—

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
for the six months ended March 31, 2002 and 2003
(in millions, except for per share data)

	March 31, 2002	March 31, 2003	(Note 1) March 31, 2003
	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties	1.887	2.420	2.638
Related parties	397	505	550
Total net sales	2.284	2.925	3.188

Cost of goods sold	2.078	2.322	2.531
Gross profit	206	603	657

Research and development expenses	531	519	565
Selling, general and administrative expenses	329	336	366
Restructuring charges	8	11	12
Other operating (income) expense, net	(42)	7	8

Operating loss	(620)	(270)	(294)

Interest expense, net	(8)	(10)	(11)
Equity in (losses) earnings of associated companies	(45)	25	28
Loss on associated company share issuance	—	(2)	(2)
Other expense, net	(70)	(7)	(8)
Minority interests	4	4	4

Loss from continuing operations before income taxes	(739)	(260)	(283)

Income tax benefit (expense)	304	(108)	(118)

Net loss from discontinued operation	(4)	—	—

Net loss	(439)	(368)	(401)

Loss per share - basic and diluted - continuing operations	(0.63)	(0.51)	(0.56)

Loss per share - basic and diluted - discontinued operation	—	—	—

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2002 and March 31, 2003

	September 30, 2002	March 31, 2003	(Note 1) March 31, 2003
	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	1.199	633	690
Marketable securities	738	842	918
Trade accounts receivable, net	758	735	801
Inventories	891	957	1.043
Deferred income taxes	82	110	120
Other current assets	523	586	639
Total current assets	4.191	3.863	4.211

Property, plant and equipment, net	4.491	4.248	4.630
Long-term investments, net	708	773	843
Restricted cash	70	66	72
Deferred income taxes	787	686	748
Other assets	671	591	643
Total assets	10.918	10.227	11.147

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	120	109	119
Trade accounts payable	1.197	858	935
Accrued liabilities	508	536	584
Deferred income taxes	21	28	31
Other current liabilities	537	589	642
Total current liabilities	2.383	2.120	2.311

Long-term debt	1.710	1.698	1.850
Deferred income taxes	58	55	60
Other liabilities	609	653	712
Total liabilities	4.760	4.526	4.933

Shareholders’ equity:
Ordinary share capital	1.442	1.442	1.572
Additional paid-in capital	5.569	5.565	6.065
Accumulated deficit	(826)	(1.194)	(1.301)
Accumulated other comprehensive loss	(27)	(112)	(122)
Total shareholders’ equity	6.158	5.701	6.214

Total liabilities and shareholders’ equity	10.918	10.227	11.147

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
for the six months ended March 31, 2002 and 2003
(in millions euro, except share data)

	Issued Ordinary shares		Additional paid-in capital	Retained earnings/ Accumulated deficit	Foreign currency translation adjustment	Additional Minimum Pension Liability	Unrealized gains/loss on securities	Total
	Shares	Amount

Balance as of October 1, 2001	692.382.575	1.385	5.247	195	87	(12)	(2)	6.900

Net loss	—	—	—	(439)	—	—	—	(439)
Other comprehensive income	—	—	—	—	6	—	—	6
Total comprehensive loss								(433)

Issuance of ordinary shares
Employee Stock Purchase Plan	12.000	—	—	—	—	—	—	—

Ordinary shares held by associated company	—	—	4	—	—	—	—	4

Deferred compensation, net	—	—	17	—	—	—	—	17

Balance as of March 31, 2002	692.394.575	1.385	5.268	(244)	93	(12)	(2)	6.488

Balance as of October 1, 2002	720.784.218	1.442	5.569	(826)	(5)	(20)	(2)	6.158

Net loss	—	—	—	(368)	—	—	—	(368)
Other comprehensive loss	—	—	—	—	(86)	—	1	(85)
Total comprehensive loss								(453)

Issuance of ordinary shares
Acquisition of Catamaran	96.386	—	1	—	—	—	—	1

Treasury stock	(43.026)	—	—	—	—	—	—	—

Deferred compensation, net	—	—	4	—	—	—	—	4

Other equity transactions	—	—	(9)	—	—	—	—	(9)

Balance as of March 31, 2003	720.837.578	1.442	5.565	(1.194)	(91)	(20)	(1)	5.701

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
for the six months ended March 31, 2002 and 2003

	March 31, 2002	March 31, 2003	(Note 1) March 31, 2003
	(€ millions)	(€ millions)	($ millions)

Net loss	(439)	(368)	(401)
Less: loss from discontinued operation	(4)	—	—
Loss from continuing operations	(435)	(368)	(401)
Adjustments to reconcile net loss from continuing operations to cash (used in) provided by operating activities:
Depreciation and amortization	684	712	776
Deferred compensation	17	4	4
Provision for doubtful accounts	3	5	5
Loss on sale of marketable securities	—	2	2
Loss (gain) on sale of interest in associated companies	(39)	3	3
Loss (gain) on disposal of property, plant, and equipment	2	—	—
Equity in losses (earnings) of associated companies	45	(25)	(27)
Loss on associated company share issuance	—	2	2
Minority interests	(4)	(4)	(4)
Impairment charges and one-time write-offs	27	8	9
Other non-cash items	(20)	(60)	(65)
Deferred income taxes	(377)	68	74
Changes in operating assets and liabilities:
Accounts receivable	(73)	(104)	(113)
Inventories	95	(100)	(109)
Other current assets	(12)	15	16
Accounts payable	(142)	(205)	(224)
Accrued liabilities	(3)	24	26
Other current liabilities	(16)	80	87
Other assets and liabilities	14	52	57
Net cash (used in) provided by operating activities from continuing operations	(234)	109	118

Cash flows from investing activities:
Purchases of marketable securities available for sale	(184)	(1.357)	(1.480)
Proceeds from sales of marktable securities available for sale	—	1.251	1.364
Proceeds from sales of interests in associated companies	43	36	39
Investment in associated and related companies	(72)	(61)	(66)
Purchases of intangible assets	(14)	(4)	(4)
Purchases of property, plant and equipment	(366)	(539)	(588)
Proceeds from sales of property, plant and equipment	10	11	12
Net cash used in investing activities from continuing operations	(583)	(663)	(723)

Cash flows from financing activities:
Net change in short-term debt	4	(11)	(12)
Net change in related party financial receivables and payables	31	7	8
Proceeds from issuance of long-term debt	1.475	5	5
Principal repayments of long-term debt	(9)	(7)	(7)
Change in restricted cash	2	3	3
Net cash provided by (used in) financing activities from continuing operations	1.503	(3)	(3)

Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(5)	(5)
Net increase (decrease) in cash and cash equivalents from continuing operations	685	(562)	(613)
Net decrease in cash and cash equivalents from discontinued operation	(1)	(4)	(4)
Cash and cash equivalents at beginning of period	757	1.199	1.307
Cash and cash equivalents at end of period	1.441	633	690

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.              Basis of Presentation

The accompanying interim condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three and six months ended March 31, 2002 and 2003, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002, included in the Company’s Form 20-F for the year ended September 30, 2002.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2003, and the condensed consolidated statements of operations and cash flows for the three and six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.0900, the noon buying rate on March 31, 2003.

2.              Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without support from other parties and (2) the equity investors lack one or more of the defined essential characteristics of a controlling financial interest. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the participating parties. This Interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It also applies in the first fiscal year or interim period after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of Interpretation No. 46 to have a material impact on the Company’s financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, it amends APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information. The Company adopted the disclosure requirements of SFAS No. 148 effective from October 1, 2002 (see note 16). The pro-forma impact of adopting the fair value based method of accounting for stock-based employee compensation under SFAS No. 123, as amended by SFAS No. 148, is disclosed in note 16.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires a company upon issuance of a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and provides additional disclosure requirements. The initial recognition requirements of Interpretation No. 45 are effective for guarantees issued or modified after March 31, 2003. The Company adopted the disclosure requirements of Interpretation No. 45 effective October 1, 2002 (see note 18).  The Company does not expect the adoption of Interpretation No. 45 to have a material impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for the cost associated with an exit or disposal activity be recognized and measured initially at fair value only when, and in the period in which, the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, the Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. Effective October 1, 2002, the Company adopted SFAS No. 144, which did not have a material impact on the Company’s financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement will be recognized. Effective October 1, 2002, the Company adopted SFAS No. 143, which did not have a material impact on the Company’s financial statements.

3.              Acquisitions

In January 2003, the Company increased its shareholding in Infineon Technologies Flash (formerly Ingentix) to 70% and contributed cash and converted loans to equity in the aggregate amount of € 12. The existing flash memory activities were also extended in the field of core flash products.

4.              Discontinued Operation and Divestitures

Pursuant to an agreement reached between the Company and Osram GmbH (“Osram”), the Company transitioned all its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronic business. Accordingly, the results of operations of the optoelectronics are presented as a discontinued operation as of March 31, 2003.

The following table presents comparative information of the discontinued operation, which was previously reported in the other operating segment, for the three and six months ended March 31, 2002 and 2003, respectively:

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
Opto-electronics:
Sales	73	69	135	150
Loss from discontinued operation before tax	(2)	—	(7)	—
Income tax benefit	1	—	3	—
Net loss from discontinued operation	(1)	—	(4)	—

The selected items of the balance sheets of the discontinued operation as of September 30, 2002 and March 31, 2003 consist of the following:

	September 30, 2002	March 31, 2003
Current assets:
Trade accounts receivable, net	52	37
Inventories	7	4
Total current assets	59	41

Current liabilities:
Trade accounts payable	60	38
Total current liabilities	60	38

On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Wireless solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company’s divested gallium arsenide business generated sales of € 8 and € 15, and earning (loss) before interest, minority interest and taxes (“EBIT”) of € (15) and € (22) for the three and six month periods ended March 31, 2002, respectively.

On December 31, 2001 the Company completed the sale of its remaining 81% interest in Infineon Technologies Krubong Sdn. Bhd., representing its infrared components business unit, previously reflected in the other operating segment. The Company’s divested infrared components business generated sales of € 0 and € 16, and EBIT of € 0 and € 5, for the three and six month periods ended March 31, 2002, respectively.

5.              Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

The computation of basic and diluted loss per share from continuing operations is as follows:

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
Numerator:
Net loss from continuing operations	(107)	(328)	(435)	(368)

Denominator:
Weighted-average shares outstanding — basic and diluted	692,394,575	720,880,604	692,390,091	720,867,894

Loss per share (in euro):
Basic and diluted — from continuing operations	(0.16)	(0.45)	(0.63)	(0.51)
Basic and diluted — from discontinued operations	—	—	—	—

As of March 31, 2003 the Company had 720,880,604 registered ordinary shares of euro 2.00 notional value per share outstanding. As of March 31, 2003, the Company held 43,026 Infineon shares, which are reflected as treasury stock. Accordingly, at March 31, 2003, the Company had 720,837,578 ordinary shares outstanding, excluding such treasury stock. During the three months ended December 31, 2002, due to the achievement of certain milestones, 96,386 shares representing contingent purchase consideration in connection with the Catamaran acquisition, were released from third party escrow, and are reflected as issued.

6.              Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2002 and March 31, 2003 consist of the following:

	September 30, 2002	March 31, 2003

Third party — trade	696	605
Siemens group — trade (note 10)	97	152
Associated and Related Companies — trade (note 10)	8	12
Trade accounts receivables, gross	801	769
Allowance for doubtful accounts	(43)	(34)
Trade accounts receivable, net	758	735

7.              Inventories

Inventories at September 30, 2002 and March 31, 2003 consist of the following:

	September 30, 2002	March 31, 2003

Raw materials and supplies	105	77
Work-in-process	463	441
Finished goods	323	439
Total inventories	891	957

8.              Long-term Investments, net

On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the construction and operation of a 300-millimeter manufacturing facility in Taiwan.

Pursuant to the agreements, the Company and Nanya will develop advanced 90-nanometer and 70-nanometer technology. The parties anticipate that the development efforts will be completed no later than April 30, 2005 and the costs will be borne two-thirds by the Company and one-third by Nanya. In connection with these development efforts, the Company has granted Nanya a license to use its 0.11-micron technology in Nanya’s existing operations. Nanya has agreed to pay the Company $ 95 million, principally over a period ending on September 30, 2003.

The new 300-millimeter manufacturing facility will employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility’s production based in part on market prices.

On October 4, 2002, the Company announced that it has cancelled its shareholders’ agreement with Mosel Vitelic Inc. (“MVI”) relating to their ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders’ agreement by MVI. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, also terminated on January 1, 2003. MVI now purchases 100% of the products manufactured by ProMOS, which in the opinion of Company management, would require the consent of the ProMOS board of directors pursuant to ProMOS articles of incorporation and such consent was not obtained. On January 27, 2003, the Company terminated its technology license agreement with ProMOS. ProMOS continues to utilize Infineon technology despite the termination of the technology license agreement.

In January and February 2003, the Company made payments on behalf of ProMOS aggregating € 60 satisfying indebtedness of ProMOS which was subject to a guarantee by the Company. In parellel the Company recognized deferred licensing revenue of a similar amount that was fully paid and for which the revenue recognition process was complete. Pursuant to an agreement between MVI, ProMOS and the Company, such amounts paid by the Company on behalf of ProMOS were offset against its product purchase liability to ProMOS. Furthermore, pursuant to an agreement between MVI and ProMOS dated January 28, 2003, ProMOS transferred to MVI $ 99 of its accounts receivables against the Company in exchange for unidentified consideration. In February 2003, MVI, ProMOS and the Company agreed to offset such MVI accounts receivables against the Company of $ 99 against the accounts receivables of IFX against MVI. MVI then made an additional payment of $ 5 to the Company satisfying its obligation. At March 31, 2003, the Company’s obligation to ProMOS is $ 37. At March 31, 2003, deferred revenue relating to the terminated technology transfer agreement was € 36 which will be recognized upon the ultimate resolution of the dispute between the parties.

ProMOS and the Company have filed a series of preliminary injunctions, criminal and civil complaints against each other and representatives of each party relating to actions taken at the January 10, 2003 special meeting of the shareholders of ProMOS, alleged actions of breach of fiduciary duty and trust, as well as actions associated with the use of the Company’s licensed technology by ProMOS. The Company intends to both vigorously defend itself and its representatives in all courses of action initiated by ProMOS, as well as vigorously pursue its actions filed against ProMOS and its representatives. The shareholders agreement, the product purchase and capacity reservation agreement and the technology license agreement provide for the use of an arbitration proceeding to resolve certain disputes. ProMOS has initiated an arbitration proceeding relating to this dispute pursuant to International Chamber of Commerce (ICC) regulations which is to be conducted in Munich, Germany. The Company has received the statement of claim and is in the process of responding.

The Company has become aware, through published reports in media outlets, that MVI has apparently defaulted on indebtedness of NTD 4.7 billion, which is collateralized by a substantial portion of MVI’s stockholdings in ProMOS. These published reports indicate that a bondholders meeting will be held on May 28, 2003 to discuss the resolution of this matter, including the potential disposition of such collateral. The Company can not conclude on the potential impact this event may have on its investment in ProMOS.

During the six months ended March 31, 2003, the Company realized an aggregate € 3 loss on the sale of ProMOS shares. At March 31, 2003, the Company’s ownership interest in ProMOS was 26.1% and the carrying value of the Company’s investment was € 213.  In January 2003, the Company announced its intention to liquidate its investment in ProMOS, depending on market conditions, and in accordance with Taiwanese security regulations. The Company does not believe that the liquidation of its ProMOS investment will result in material adverse effect on the Company’s results of operations or financial position.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc., incorporated StarCore LLC, based in Austin, Texas. Each of the joint venture partners have an equal (one third) ownership interest. The Company contributed intellectual property, other assets and cash with an aggregate value of € 25. StarCore focuses on developing, standardizing and proliferating Digital Signal Processor (DSP) core technology.

9.              Debt

Debt at September 30, 2002 and March 31, 2003 consists of the following:

	September 30, 2002	March 31, 2003
Short-term debt:
Notes payable to banks, weighted average rate 2.58%	96	82
Current portion of long-term debt	23	25
Capital lease obligations	1	2
Total short-term debt and current maturities	120	109

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	981	990
Loans payable to banks
Unsecured term loans, weighted average rate 3.05%, due 2003 - 2008	595	578
Interest-free loan, due 2004	51	51
Secured term loans, weighted average rate 2.94%, due 2004 - 2009	2	6
Loans payable, weighted average rate 4.0%, due 2004	6	6
Notes payable to governmental entity, rate 1.25%, due 2027 - 2031	70	64
Capital lease obligations	5	3
Total long-term debt	1,710	1,698

At March 31, 2003, the Company is in compliance with its debt covenants under the relevant facilities.

Interest expense for the three months ended March 31, 2002 and 2003 was € 20 and € 30, respectively. Interest expense for the six months ended March 31, 2002 and 2003 was € 32 and € 57, respectively.

10. Related Parties

The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”).

Related Party receivables consist of the following:

	September 30, 2002	March 31, 2003
Short-term:
Siemens group — trade	97	152
Associated and Related Companies — trade	8	12
Siemens group — financial and other	23	18
Associated and Related Companies — financial and other	28	34
Employee receivables	8	4
	164	220
Long-term:
Associated and Related Companies — financial and other	92	67
Employee receivables	2	3
	94	70
Total Related Party receivables	258	290

Related Party payables consist of the following:

	September 30, 2002	March 31, 2003

Siemens group — trade	154	82
Associated and Related Companies — trade	206	97
Associated and Related Companies — financial and other	62	50
Total Related Party payables	422	229

Transactions with Related Parties for the three and six months ended March 31, 2002 and 2003 are as follows:

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
Sales to Related Parties:
Siemens group companies	72	197	166	409
Associated and Related Companies	120	76	231	96
	192	273	397	505
Purchases from Related Parties:
Siemens group companies		115		255
Associated and Related Companies		75		328
		190		583

11. Income Taxes

Income tax benefit (expense) consists of the following:

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
Current taxes:
Germany	(9)	(4)	(17)	(9)
Foreign	(18)	(8)	(52)	(19)
	(27)	(12)	(69)	(28)
Deferred taxes:
Germany	88	(74)	331	(85)
Foreign	11	(10)	42	5
	99	(84)	373	(80)

Income tax benefit (expense) from continuing operations	72	(96)	304	(108)
Income tax benefit on discontinued operation (note 4)	1	—	3	—
Income tax benefit (expense)	73	(96)	307	(108)

Deferred tax benefits are recognized to the extent it is considered more likely than not that such benefits will be realized in future years. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. As a result of cumulative losses in certain tax jurisdictions over a three-year period, the Company did not recognize deferred tax benefits relating to those tax jurisdictions for the three and six months ended March 31, 2003. The Company expects to continue providing a full valuation allowance on deferred tax benefits arising in such tax jurisdictions, until such time as taxable income is generated from operations that would utilize the tax loss carry-forwards in those jurisdictions.

At March 31, 2003, Infineon had tax loss carry-forwards of €1,844 and tax credit carry-forwards of €76. Such tax loss and credit carry-forwards are from both German and non-German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry-forwards of € 91 which expire in 2020 and 2021.

12. Restructuring

During the quarter ended March 31, 2003, the Company continued to take further measures under its Impact programs aimed at improving operational efficiencies and reducing costs, which amounted to € 11. In addition, € 11, which had previously been accrued under restructuring, was forgiven in partial consideration for the execution of a service agreement.

The development of the restructuring liability during the six months ended March 31, 2003, is as follows:

	September 30, 2002				March 31, 2003
	Accrued liability	Adjustments	Payments	Restructuring charge	Accrued liability

Employee terminations	6	—	(8)	11	9
Other exit costs	29	(11)	(3)	—	15
Total	35	(11)	(11)	11	24

13. Supplemental Cash Flow Information

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
Cash paid for:
Interest	15	13	22	35
Income taxes	18	3	32	21

14. Other Comprehensive Loss

The components of comprehensive loss, net of tax, for the six months ended March 31, 2002 and 2003, respectively, are as follows:

	Six months ended March 31,
	2002	2003
Unrealized gains (losses) on securities:
Unrealized holding gains (losses)	1	(1)
Realized losses reclassified to earnings	—	2
Unrealized gains before tax	1	1
Tax effect	(1)	—
Unrealized gains, net after tax	—	1
Foreign currency translation adjustment	6	(86)
Other comprehensive income (loss)	6	(85)
Net loss	(439)	(368)
Comprehensive loss	(433)	(453)

15. Stock-based Compensation

Fixed Stock Option Plans

A summary of the status of the Company’s stock options plans as of March 31, 2003, and changes during the six months then ended are presented below:

	As of March 31, 2003
	Number of options	Weighted average exercise price

Outstanding at beginning of period	19,883,210	€35.96
Granted	11,335,760	€8.93
Exercised	—	—
Forfeited	(504,221)	€32.13
Outstanding at end of period	30,714,749	€26.05

Exercisable at end of period	9,997,089	€48.56

The following table summarizes information about stock options outstanding and exercisable at March 31, 2003:

	Outstanding			Exercisable
Range of exercise prices	Number of options	Weighted- average remaining life (in years)	Weighted- average exercise price	Number of options	Weighted- average exercise price

€5 - €10	11,242,770	6.64	€8.93	—	—
€10 - €15	1,498,000	6.41	€12.57	—	—
€15 - €20	186,750	6.34	€15.76	—	—
€20 - €25	7,391,990	5.68	€23.70	—	—
€25 - €30	159,950	5.49	€27.45	—	—
€40 - €45	5,034,329	3.97	€42.04	5,034,329	€42.04
€50 - €55	189,700	5.01	€53.26	—	—
€55 - €60	5,011,260	4.67	€55.19	4,962,760	€55.18
Total	30,714,749	5.62	€26.05	9,997,089	€48.56

Fair Value Information

The following weighted-average assumptions were used to estimate the fair value of option grants in the six month periods ended March 31:

	Six months ended March 31,
	2002	2003
Weighted-average assumptions:
Risk-free interest rate	4.20%	3.87%
Expected volatility	48.07%	70.43%
Dividend yield	0%	0%
Expected life in years	4.50	4.50

Weighted-average fair value per option at grant date in euro	9.62	5.01

Pursuant to APB No. 25, the Company did not recognize compensation expense for stock options issued during the six months ended March 31, 2002 and 2003, respectively, because the option terms and exercise price are fixed and the exercise price exceeded the market price of the underlying shares on each grant date. If the Company had accounted for stock option grants under the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the fair values over the respective option vesting periods, net loss and loss per share would have been increased to the pro forma amounts indicated below:

		Three months ended March 31,		Six months ended March 31,
		2002	2003	2002	2003
Net loss:
As reported		(108)	(328)	(439)	(368)
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(19)	(10)	(38)	(24)
Pro forma		(127)	(338)	(477)	(392)

Basic and diluted loss per share (in euro):
As reported		(0.16)	(0.45)	(0.63)	(0.51)
Pro forma		(0.18)	(0.47)	(0.69)	(0.54)

16. Financial Instruments

The euro equivalent notional amounts and fair values of the Company’s derivative instruments are as follows as of:

	September 30, 2002		March 31, 2003
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. dollar	313	6	262	1
Singapore dollar	—	—	1	—

Forward contracts purchased:
U.S. dollar	148	—	51	—
Japanese yen	75	(2)	48	—
Singapore dollar	33	(1)	27	—
Great Britain pound	7	—	8	—
Other currencies	52	—	—	—

Currency Options sold:
U.S. dollar	—	—	89	—

Currency Options purchased:
U.S. dollar	—	—	95	1

Cross currency interest rate swap:
U.S. dollar	616	106	547	69

Interest rate swap:	500	26	500	26

Forward rate agreements:	150	—	—	—
Fair value, net		135		97

Foreign exchange losses for the three months ended March 31, 2002 and 2003 were € 14 and € 16, respectively, and were € 14 and € 21, for the six months ended March 31, 2002 and 2003, respectively.

17. Commitments and Contingencies

On August 7, 2000 and August 8, 2000, Rambus Inc. (“Rambus”), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company has infringed patents owned by Rambus that relate to the SDRAM and DDR DRAM products. The SDRAM product is a significant component of the Company’s DRAM product line. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, the Company’s financial position and results of operations would be materially and adversely affected, as the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees. The affected products currently constitute substantially all of the products of the Memory Products segment. On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia dismissed all 57 of Rambus’ patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to Infineon. On January 29, 2003 the U.S. Court of Appeals for the Federal Circuit revised the District Court’s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial on 4 remaining claims. The Company believes it has meritorious defenses to the allegations of infringement. The Court of Appeals also reversed the District Court’s finding that Rambus had committed fraud by its conduct in JEDEC. On February 26, 2003, the Company asked for a rehearing of this decision at the Court of Appeals, but can not conclude as to the likelihood of a favorable outcome or whether the Company will ultimately prevail in the matter.

The initial hearings on the German action commenced in May 2001. In its brief on February 9, 2001, Rambus amended its initial injunctive relief complaint to include a request for payment of damages for alleged infringement of the patents. No amount of damages have yet been declared. The initial hearing took place on May 18, 2001, at which time the Court noted the decisions of the parallel infringement suit in the U.S. The court has appointed a technical expert to render an opinion on the infringement issue. The opinion has been rendered but no decision has been made by the court yet. In addition, the European Patent office declared on September 11, 2002, that the Rambus Patent had been unduly broadened, thus making it easier for the Company to defend against allegations of direct infringement. The Company believes that it has meritorious defenses and intends to vigorously defend itself in this matter.

In October 1999, Deutsche Telekom AG (‘‘DT’’) notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for DT calling cards. The claim relates to damages allegedly suffered by DT as a result of such cards being fraudulently reloaded by third parties. DT originally alleged damages of approximately € 90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In November 2001, however, DT brought an action in court against Siemens alone.  Siemens gave a third party notice to the Company and the Company has joined the court proceedings on the side of Siemens. DT currently claims damages of approximately € 150. After an initial hearing, a court decision is expected to be rendered by end of May 2003. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Company’s formation. The Company has investigated the DT claim and believes that it is without merit. The Company does not anticipate that the ultimate resolution of the DT claim will have a material adverse effect on the Company’s financial position, results of operations or cash flows will result in connection with the DT claim.

In June 2002, Infineon Technologies AG’s U.S. subsidiary, Infineon Technologies North America Corp., as well as other manufacturers of memory products, received a subpoena from a grand jury sitting in the U.S. District Court for the Northern District of California in connection with an investigation of possible violations of U.S. federal antitrust laws involving pricing in the dynamic random access memory (DRAM) industry. The Company has been requested to provide information to the grand jury to assist with its investigation and intends to cooperate with any requests by officials involved in the investigation. In connection with this investigation Infineon Technologies AG and Infineon Technologies North America Corp. have been sued in several separate class actions by direct and indirect purchasers of DRAM. All actions allege that Infineon and other competitors conspired to fix the price of DRAM. The Company is in the process of investigating these allegations. The Company is unable to predict the outcome of these suits.

The Company is subject to various other lawsuits, claims and proceedings related to products, patents and other matters incidental to its businesses. Liabilities, including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.

In connection with the Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers to purchase a portion of their production output based on market prices. Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that budgeted purchase quantities fall below the specified quantities.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized based on the attainment of specified milestone criteria and where the fulfillment of the total project requirements is reasonably assured through planned and committed spending levels, employment and other factors. The Company is committed to meeting these requirements. Nevertheless, should the total project requirements not be met, up to € 623 of these subsidies could be refundable as of March 31, 2003.

Infineon Technologies AG, as parent company, has in certain circumstances as is customary, guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties.  Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of March 31, 2003, such inter-company guarantees principally relate to certain consolidated subsidiaries’ third party debt and aggregated € 1,930.

At March 31, 2003, the Company has recorded a provision, net of anticipated insurance recoveries, relating to a product warranty matter, which has been recorded in cost of good sold in the accompanying condensed consolidated financial statements. Management believes that based upon currently available information, such estimate will adequately provide for the exposure related to this matter.

18. Subsequent Events

In April 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc., a developer of digital baseband circuits of third generation wireless communications for € 6 in cash. The acquisition agreement also provides for contingent consideration of € 9 upon the achievements of specified events.

In April 2003, Infineon Technologies AG received a Request for Information from the European Commission (“Commission”) to enable the Commission to assess the compatibility with the Commission rules on competition of certain practices of which the Commission has become aware in the European market of DRAM memory products. The Company is in the process of responding.

On April 29, 2003, the Company announced additional restructuring measures that are aimed at further reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company plans to terminate up to 900 employees comprised mainly from corporate functions and the Secure Mobile Solutions segment, as well as through the outsourcing of certain functions to external providers. In addition, the Automotive and Industrial segment will be relocated to Austria in order to benefit from the proximity between research and production facilities through increased efficiency and to be in a position to launch new products to the market more quickly. The Company has not yet estimated the cost of this restructuring program.

On April 30, 2003, the Company announced the launch of a subordinated convertible bond issue of € 700, which is to be placed with institutional investors outside the U.S. through its Netherlands subsidiary Infineon Technologies Holding B.V.. The bond is convertible into up to 68 million common shares of Infineon Technologies AG, the equivalent cash amount at the Company’s discretion or an equivalent cash/share combination. The convertible bond has a maturity of 7 years, cannot be called for the first three years, and is callable thereafter subject to a 125 percent provisional call.

The Company and Ericsson Holding International B.V. (“Ericsson”) are in discussions relating to potential amendments to the June 2002 agreement for the acquisition by of the Company of Ericsson’s microelectronics business. Based on the results of theses discussions, the Company believes that an amendment of the agreement is reasonably possible, which could result in the reduction or elimination of remaining acquisition indebtedness due to Ericsson, as well as modifications to existing purchase commitments of Ericsson. There can be no assurance that such negotiations will be successfully concluded.

19. Operating Segment and Geographic Information

The Company decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and to report it as such with effect from October 1, 2002.

Segment data through March 31, 2003 have been reclassified and exclude discontinued operations (see note 4). The following tables present selected segment data for the three and six months ended March 31, 2002 and 2003, respectively:

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
Net sales
Wireline Communications	96	112	179	217
Secure Mobile Solutions	295	376	580	788
Automotive & Industrial	299	354	573	688
Memory Products	588	609	875	1,151
Other Operating Segments	23	26	56	64
Corporate and Reconciliation	11	7	21	17
Total	1,312	1,484	2,284	2,925

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
EBIT
Wireline Communications	(66)	(39)	(151)	(82)
Secure Mobile Solutions	(37)	(23)	(97)	(51)
Automotive & Industrial	24	49	43	93
Memory Products	(33)	(138)	(408)	(110)
Other Operating Segments	(7)	(15)	14	(8)
Corporate and Reconciliation	(57)	(57)	(136)	(96)
Total	(176)	(223)	(735)	(254)

Certain items are included in corporate and reconciliation and are not allocated to the segments. These include corporate headquarters’ cost, certain incubator and early stage technology investment costs, nonrecurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the three months ended March 31, 2002 and 2003 corporate and reconciliation includes unallocated excess capacity costs of € 67 and € 26 and restructuring (recovery) charges of (€ 5) and € 10, respectively. For the six months ended March 31, 2002 and 2003, corporate and reconciliation includes unallocated excess capacity cost of € 128 and € 46, and restructuring charge of € 8 and € 11, respectively.

Net sales by geographic region are as follows:

	Three months ended March 31,		Six months ended March 31,
	2002	2003	2002	2003
Net sales
Germany	316	356	602	725
Other Europe	270	293	485	574
USA	354	328	557	643
Asia / Pacific	368	498	633	969
Other	4	9	7	14
Total	1,312	1,484	2,284	2,925

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments.

Except for sales to Siemens, no single customer accounted for more than 10% of Infineon’s sales during the three and six months ended March 31, 2002 and 2003. Sales to Siemens are made primarily by the Secure Mobile Solutions and Automotive & Industrial segments.

Supplementary Information

EBIT

Infineon defines EBIT as earnings (loss) from continuing operations before interest, minority interest and taxes.

Infineon management uses EBIT as a measure to establish budgets and operational goals, to manage the company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			6 months ended
in Euro million	03/31/2002	12/31/2002	03/31/2003	03/31/2002	03/31/2003
Loss from continuing operations before income taxes	(179)	(28)	(232)	(739)	(260)
• Minority interests	(3)	(2)	(2)	(4)	(4)
• Interest (expense) income, net	6	(1)	11	8	10
EBIT	(176)	(31)	(223)	(735)	(254)

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash.

Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity.

The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	09/30/2002	03/31/2003
Cash and cash equivalents	1,199	633
Marketable securities	738	842
Restricted cash	70	66
Gross Cash Position	2,007	1,541

Free Cash Flow

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities, as well as cashflow from discontinued operation, excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.

The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	6 months ended
in Euro million	03/31/2002	03/31/2003
Net cash (used in) provided by operating activities from continuing operations	(234)	109
Net cash used in investing activities	(583)	(663)
Purchase of marketable securities, net	184	106
Net decrease in cash and cash equivalents from discontinued operation	(1)	(4)
Free cash flow	(634)	(452)

Dividends

The Company has not declared or paid any dividend during the six months ended March 31, 2003.

D I S C L A I M E R

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ‘‘Risk Factors’’ in the Infineon Form 20-F annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: May 14, 2003	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer